

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 05, 2018

<u>Via E-mail</u>
John McFarland
Senior Vice President, General Counsel & Secretary
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

> **Re: Synaptics Incorporated**
> **10-K for Fiscal Year Ended June 24, 2017**
> **Filed August 18, 2017**
> **File No. 000-49602**

Dear Mr. McFarland:

We refer you to our comment letter dated March 19, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance